Exhibit 99.5

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 7 June 2005 it purchased for cancellation 300,000 of its ordinary shares at a price of 323.5833p pence per ordinary share.